FF: TSXV
FFMGF: OTCQX

FIRST MINING CLARIFIES DISCLOSURE

October 18, 2016

VANCOUVER, BC, CANADA – First Mining Finance Corp. (“First Mining” or the “Company”) announces that, as a result of a review by the British Columbia Securities Commission, it is issuing this news release to clarify certain disclosure.

In a recent webcast recorded at the OTCQX Energy & Mining Conference (the “Webcast”), the Company made certain statements regarding the economics of the Springpole Gold Project and the Cameron Gold Project. These statements were contrary to Sections 2.3(3)(a) and 3.4(e) of National Instrument 43-101- Standards of Disclosure for Mineral Projects (“NI 43-101”) and, accordingly, the Company wishes to clarify them. The Company advises that there is currently no preliminary economic analysis (a “PEA”) for the Cameron project and, accordingly, any discussion of the economics of the Cameron project is not permitted under NI 43-101 and is withdrawn. The Company does have a PEA for the Springpole project but wishes to advise that the PEA is preliminary in nature and includes inferred mineral resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserves and there is no certainty that PEA will be realized.

In both the Webcast and in its management’s discussion and analysis (“MD&A”) filed on August 12, 2016, the Company disclosed a pre-tax net present value (NPV) and internal rate of return (IRR) for the Springpole project and it did not disclose the comparative post-tax values, as such values were not stated in the original PEA for the Springpole project. In connection with the foregoing, the Company has filed an amended PEA for the Springpole project (the “Amended Springpole PEA”). The Amended Springpole PEA discloses the comparative post-tax values of the NPV and the IRR for the Springpole project, and the conclusions in the Amended PEA remain unchanged from the original PEA, with certain minor changes having been made to ensure the Amended PEA is in accordance with NI 43-101. Accordingly, readers are advised to refer to the Amended Springpole PEA rather than refer to the disclosure in the MD&A and the Webcast.

In the Webcast, on the mineral resources page of its website, in its October 2016 corporate presentation (the “Presentation”) and in its MD&A, the Company combined categories of mineral resources rather than reporting each category separately. This disclosure is contrary to Section 2.2(b) of NI 43-101. The Company has now corrected the Presentation and its website. Readers are advised to refer to the corrected Presentation rather than the disclosure in the Webcast and the MD&A.

In the Webcast, the Company disclosed historical estimates relating to the Goldlund Gold Project and combined these estimates with its current resources. This disclosure is contrary to Section 2.4 of NI 43-101, as the disclosure required by Section 2.4 of NI 43-101 was not included in the Webcast. Readers are directed to the Company’s press release dated May 16, 2016 for a full description of the historical estimate on the Goldlund Gold Project, the key assumptions and the relevance and reliability of the historical estimate. It is also contrary to Section 2.4(5) of the Companion Policy to NI 43-101, which provides that issuers must not add historical resource estimates to current mineral resource estimates unless it is treating such historical estimate as a current estimate. The Company wishes to clarify this disclosure in the Webcast and confirms that the Company is not treating the historical estimate as a current mineral resource. The Company is currently working on upgrading the historical estimate at the Goldlund project and anticipates issuing an NI 43-101 technical report on the project prior to the end of 2016.

In addition, in the Webcast, the Company made statements regarding the potential for additional ounces at the Hope Brook Gold Project and at the Goldlund project. Section 2.3(1)(a) of NI 43-101 prohibits issuers from disclosing the quantity of mineral content of a deposit unless it has been categorized as one of the categories of resources or reserves described in NI 43-101. The Company retracts this disclosure and confirms that the Goldlund project does not have a current mineral resource estimate and no additional resources have been attributed to the Hope Brook project other than those contained in the technical report for the project dated January 12, 2015. The Company believes that the exploration upside at both projects remains promising.

In the Presentation and in the Webcast, the Company disclosed metal equivalent grades that do not include the individual grade of each metal used to establish the metal equivalent grade. The Company has revised this disclosure in the Presentation and readers are advised to refer to the corrected Presentation rather than the disclosure in the Webcast.

In those instances where the Company has amended or clarified previous disclosure, the Company advises readers not to rely on such previous disclosure as such statements may continue to be found in the public domain.

Finally, the Company is pleased to announce that it is currently in the budgeting process to commence drilling programs at each of the Springpole, Goldlund, Cameron, Hope Brook and Pickle Crow gold projects from late 2016 throughout 2017. The Company will issue further news as the drilling programs for these projects commence.

Dr. Chris Osterman, P.Geo., CEO of First Mining. is a “qualified person” for the purposes of National Instrument 43-101 - Standards of Disclosure for Mineral Projects and has reviewed and approved of the technical disclosure contained in this press release.

ABOUT FIRST MINING FINANCE CORP.

First Mining is a mineral property holding company whose principal business activity is to acquire high quality mineral assets with a focus in the Americas. The Company currently holds a portfolio of 25 mineral assets in Canada, Mexico and the United States with a focus on gold. Ultimately, the goal is to continue to increase its portfolio of mineral assets through acquisitions that are expected to be comprised of gold, silver, copper, lead, zinc and nickel.

For further information, please contact Patrick Donnelly, President at 604-639-8854, or Derek Iwanaka, Vice President, Investor Relations at 604-639-8824, or visit our website at www.firstminingfinance.com.

ON BEHALF OF
FIRST MINING FINANCE CORP.

“Chris Osterman”

Chris Osterman, Ph.D.
Chief Executive Officer

Cautionary Note Regarding Forward-Looking Statements

This news release includes certain "forward-looking information” and "forward-looking statements”(collectively "forward-looking statements”) within the meaning of applicable Canadian and United States securities legislation including the United States Private Securities Litigation Reform Act of 1995. All statements, other than statements of historical fact, included herein, without limitation, statements relating the future operating or financial performance of the Company, are forward-looking statements.

Forward-looking statements are frequently, but not always, identified by words such as "expects”, "anticipates”, "believes”, "intends”, "estimates”, "potential”, "possible”, and similar expressions, or statements that events, conditions, or results "will”, "may”, "could”, or "should” occur or be achieved. Forward-looking statements in this news release relate to, among other things: commencement of drilling at the Company’s projects; the issuance of an updated technical report and a current mineral resource estimate for the Goldlund Project; and the exploration potential and upside of the Company’s projects. Actual future results may differ materially. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Forward-looking statements reflect the beliefs, opinions and projections on the date the statements are made and are based upon a number of assumptions and estimates that, while considered reasonable by the respective parties, are inherently subject to significant business, economic, competitive, political and social uncertainties and contingencies. Many factors, both known and unknown, could cause actual results, performance or achievements to be materially different from the results, performance or achievements that are or may be expressed or implied by such forward-looking statements and the parties have made assumptions and estimates based on or related to many of these factors. Such factors include, without limitation, management’s discretion to refocus its exploration efforts and the risk that a current mineral resource estimate for the Goldlund Project cannot be delineated. Readers should not place undue reliance on the forward-looking statements and information contained in this news release concerning these times. Except as required by law, First Mining does not assume any obligation to update the forward-looking statements of beliefs, opinions, projections, or other factors, should they change, except as required by law.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.